Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Dominion Energy, Inc.

File No. of Related Registration Statement (Form S-4): 333-297351

The following article was published by The Washington Post on September 14, 2026.

Virginians spoke about the NextEra-Dominion merger. We listened.

The Washington Post

September 14, 2026

By John Ketchum and Bob Blue

As CEOs of the electric utilities, we're proposing a fresh package of benefits and protections for customers.

John Ketchum is the CEO of NextEra Energy. Bob Blue is the CEO of Dominion Energy.

Since announcing in May the proposed merger of Dominion Energy and NextEra Energy, we, as chief executives of the two companies, have spent the past several months listening to Virginians.

We have met with hundreds of people across the commonwealth - in Richmond's Capitol Square, local restaurants, union halls and community meetings, from Hampton Roads to Fairfax to Southwest Virginia. Customers. Elected officials. Employees. Union members. Business owners.

They shared their concerns and asked the right questions.

Why merge? Who is NextEra Energy? What happens to my bill? Will Dominion Energy Virginia still be Virginia's utility? Will the jobs stay here? Will data centers pay their fair share? Will Virginia build more of its own power instead of importing expensive electricity from other states? And who holds you accountable?

Those questions deserve direct answers.

When we announced this combination, we proposed a strong package of benefits and protections for customers. This week, based on Virginians' feedback, we are proposing an even stronger package.

Let's start with utility bills. That is where customers start.

Initially, we proposed a shareholder-funded $10 monthly credit for customers for two years. We are now proposing to extend that relief to four years for residential customers. We would also increase EnergyShare, Dominion Energy's shareholder-funded low-income financial assistance program, by $100 million through 2038, an up to 50 percent increase.

To be clear, shareholders would pay the costs of this combination. Customers would not pay one cent.

While data centers are an important part of Virginia's economy, families and small businesses should not be asked to subsidize the infrastructure required to serve them. We support the State Corporation Commission, the General Assembly and Gov. Abigail Spanberger (D) in their efforts to make sure data centers pay their fair share. That's why, in this package, we would ask data centers to transfer their share of bill credits to residential customers. Growth works only if it pays its own way.

Bill credits matter. But long-term affordability matters, too.

That is one of the main reasons for this combination. Together, our companies can buy, build, finance and operate more efficiently over time. That is not a theory. Since 2006, NextEra Energy's utility subsidiary, Florida Power & Light, has kept pace with a 60 percent increase in generating capacity as Floridians' bills were lowered 20 percent in real dollars.

Today, FPL's typical residential bill is 37 percent below the national average, its nonfuel operating costs are more than 70 percent below the national average, and its reliability is more than 60 percent better.

That record suggests NextEra Energy's ability to build at scale while operating efficiently and focusing on delivering value to customers over the long term.

Dominion Energy Virginia would remain locally led in Virginia, separately regulated and accountable to the State Corporation Commission, as it is today. Base rates would continue to be set by the commission every two years. That is the answer to who would hold us accountable: Virginia would, in public, on the record, every two years.

The commonwealth imports too much expensive power. Families and businesses ultimately pay for that. This combination is designed to help Virginia build more of the energy it needs and do it more affordably.

We would work through the regulatory process to accelerate solar, battery storage, dispatchable resources and nuclear in Virginia. Affordability, reliability and clean energy are not competing priorities.

Then there is the work itself.

We would maintain Dominion Energy's employee head count in Virginia for at least five years. We would also add 600 new NextEra Energy jobs in Virginia, and suppliers are expected to bring 400 additional jobs. That is 1,000 new jobs for the commonwealth. And we would build, at shareholder expense, a new headquarters tower adjacent to the existing Dominion Energy tower in downtown Richmond, a tangible, permanent commitment to Virginia.

We would also invest $100 million in workforce development, partnering with unions and Virginia's colleges, universities and trade schools. And we would create up to a $1 billion, five-year Virginia Supplier Program for contractors, suppliers and service providers doing business in Virginia. The men and women who build Virginia's energy future should be Virginians.

And Dominion Energy would remain Virginia's utility. Same name. Same Virginia-based board. Same local leadership. Same crews in the same trucks. Ed Baine, a lifelong Virginian and president of Dominion Energy Virginia, would continue his leadership. The difference is that those teams would have the added scale, resources and capabilities of NextEra Energy behind them.

Virginia already leads in defense and technology. With this combination, it can lead in energy too - not simply as a place where power is consumed but as the place where the future of the electric power industry is built.

That is what this combination can help create and what this new proposal is designed to deliver: more bill relief, more jobs, stronger customer protections, more affordable energy built in Virginia and a utility that remains local and accountable.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the pending business combination transaction between NextEra Energy, Inc., a Florida corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the pending transactions, the anticipated impact of the pending transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the pending transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the pending transactions may not be fully realized or may take longer to realize than expected; the timing of the closing of the pending transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the pending transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the pending transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the pending transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the pending transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the pending transactions; any rating agency actions; the impact of the announcement or pendency of the pending transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (the “Registration Statement”), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NextEra Energy with the SEC on July 28, 2026 (the “definitive joint proxy statement/prospectus”), describe additional risks relating to the pending transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NextEra Energy and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

A-5